UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 6)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
URCHIN MERGER SUB, INC.
a wholly owned subsidiary of
U.S. RENAL CARE, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
252529102
(CUSIP Number of Class of Securities)

Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$111,378,634	$7,942

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 9,610,373 shares of common stock, par value $0.01 per share, at $11.25 per share. The transaction valuation also includes (i) the offer price of $11.25 multiplied by 100,000, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer and (ii) the offer price of $11.25 multiplied by 189,950, the number derivative securities in the form of shares of restricted stock and restricted stock units that are currently outstanding.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,942

Form or Registration Number:	Schedule TO-T

Filing party:	U.S. Renal Care, Inc. and Urchin Merger Sub, Inc.

Date filed:	April 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-Party Tender Offer Subject to Rule 14d-1

☐	Issuer Tender Offer Subject to Rule 13e-4

☐	Going Private Transaction Subject to Rule 13e-3

☐	Amendment to Schedule 13D Under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on April 22, 2010 by (i) Urchin Merger Sub, Inc., a Florida corporation (“Offeror”) and a wholly owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“USRC”), and (ii) USRC. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Dialysis Corporation of America, a Florida corporation (“DCA”), at a purchase price of $11.25 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Amendment is being filed on behalf of Offeror and USRC. The information set forth in the Offer to Purchase, including the Annexes thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference herein, and is supplemented by the information specifically provided herein.
     Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Schedule TO.
     ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 7 of the Schedule TO is amended and supplemented by amending and supplementing the information set forth in Section 10 (Source and Amount of Funds) of the Offer to Purchase as follows:
     The following paragraphs are added after the last paragraph under the caption “Debt Financing” on page 28:
     Senior Credit Facilities: On May 24, 2010, USRC entered into a credit agreement (the “Senior Credit Agreement”) to be effective as of the Closing Date (as defined below), with Royal Bank of Canada (“RBC”), as administrative agent and collateral agent, RBC Capital Markets (“RBCCM”), as lead arranger, and the other lenders named therein (the “Lenders”), providing for a term loan credit facility to USRC in the aggregate amount of up to $132.5 million (the “Term Facility”) and a senior secured revolving credit facility in an aggregate principal amount of $40.0 million (the “Revolving Facility” and together with the Term Facility, the “Senior Credit Facilities”).
     Availability and Term of Borrowings. Loans under the Term Facility will be available on the date on which the conditions precedent to the initial borrowing under the Senior Credit Facilities, as described below under the sub-paragraph entitled “Conditions to Initial Borrowings”, are satisfied (the “Closing Date”). If the Merger is not consummated on the Closing Date but at least 50.1% of DCA’s common stock have been validly tendered pursuant to the terms of the Offer, then $85 million in proceeds will be distributed with the remainder of funds to be held in escrow until the date of the consummation of the Merger; provided, that such date occurs within 90 days of the Closing Date. Amounts repaid and prepaid under the Term Facility may not be reborrowed. Loans under the Revolving Facility will be available on the Closing Date in an amount to be agreed upon by the parties thereto at such time and until the final maturity of the Revolving Facility. Amounts prepaid under the Revolving Facility may be reborrowed.
     Mandatory Prepayments. Loans under the Term Facility shall be prepaid with: (a) 50% (with step-downs to 25% and 0% upon achieving certain Total Leverage Ratios (as such term is defined in the Senior Credit Agreement)) of USRC’s annual Excess Cash Flow (as such term is defined in the Senior Credit Agreement); subject to a dollar-for-dollar reduction for voluntary and certain mandatory prepayments of the loans made under the Term Facility (the “Term Loans”) and, to the extent accompanied by a permanent reduction in the relevant commitment, the loans made under the Revolving Facility (the “Revolving Loans”) made prior to any excess cash flow prepayment date; (b) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by USRC and its subsidiaries (including, without limitation, insurance and condemnation proceeds) in excess of a $2.5 million annual threshold, subject to certain exceptions and reinvestment rights; (c) 100% of the net cash proceeds of issuances of debt obligations of USRC and its subsidiaries after the Closing Date (other than permitted debt); and (d) 50% (with a step-down to 0% upon achieving a certain Total Leverage Ratio) of the net cash proceeds from any issuance of equity securities (other than preferred stock and stock issued to existing equity holders) in any public offering or private placement or from any capital contribution. The above described mandatory prepayments shall be applied to the Term Facility and to the installments thereof ratably (a) in direct order for the next succeeding 12 months and (b) thereafter, ratably to remaining installments under the Term Facility.
     Voluntary Prepayments. Voluntary prepayments of borrowings under the Term Facility and voluntary reductions of the unutilized portion of the Revolving Facility commitments will be permitted at any time, subject to minimum principal amounts, without premium or penalty, subject to reimbursement of the Lenders’ LIBOR breakage costs. All voluntary prepayments under the Term Facility shall be applied as directed by USRC.
     Guarantees: All of USRC’s obligations under the Senior Credit Agreement and any interest rate protection or other hedging arrangements entered into with a Lender or any affiliate of any Lender (collectively, the “Hedging Arrangements”), will be unconditionally guaranteed (the “Guarantees”) by each existing and each subsequently acquired or organized wholly-owned U.S. direct or indirect subsidiary of USRC other than certain immaterial subsidiaries (collectively, the “Guarantors”). USRC and the Guarantors are herein referred to as the “Loan Parties” and, individually, as a “Loan Party.”
     Security. The Senior Credit Facilities will be secured on a first priority basis, subject to certain permitted liens, by (a) a perfected pledge of the equity interests of each wholly-owned direct or indirect subsidiary of USRC (limited in the case of non-U.S. subsidiaries to 100% of the non-voting interests therein and 66% of the voting interests therein, and excluding U.S. subsidiaries of non-U.S. subsidiaries) and of each Guarantor and (b) perfected security interests in, and mortgages on, substantially all tangible and intangible assets of the USRC and each Guarantor, subject to certain exclusions (including, accounts receivable, inventory, equipment, investment property, intellectual property, other general intangibles, real property and proceeds of the foregoing) (the foregoing collateral, the “Collateral”).
     Conditions to Initial Borrowing. The obligations of the Lenders to make the initial funding under the Senior Credit Facilities are conditioned upon the satisfaction or waiver of a number of conditions, including, without limitation:
     • the delivery of customary legal opinions, evidence of authority and officer’s certificates; good standing certificates for each Loan Party; payment of required fees and expenses; solvency certificate (with respect to USRC and its subsidiaries on a consolidated basis); delivery of an escrow agreement that is reasonably satisfactory in RBC’s judgment; delivery of applicable “know-your-client” and anti money laundering rules and regulations information; and delivery of evidence of insurance;
     • all fees and expenses required to be paid by the Senior Credit Agreement and invoiced prior to the Closing Date having been paid in full in cash prior to the Closing Date or, will be paid from the proceeds of the initial borrowings under the Senior Credit Facilities on the Closing Date;
     • the Equity Contribution (as such term is defined in the Senior Credit Agreement) having been consummated;
     • the Offer having been consummated and more than 50% of DCA’s common stock having been validly tendered pursuant to the terms and conditions of the Offer;
     • the receipt of not less than $40 million in proceeds under the Mezzanine Facility (as described below);
     • RBC having received (i) audited consolidated financial statements of DCA and its subsidiaries for the most-recently ended fiscal year for which such audited statements are available, and unaudited consolidated financial statements of DCA and its subsidiaries for any interim quarterly periods that have ended since the most recent date of such audited financial statements and at least 45 days prior to the Closing Date, in each case calculated in accordance with GAAP; and (ii) a pro forma consolidated balance sheet of USRC as of the date of the most recent consolidated balance sheet delivered pursuant to the preceding paragraph and a pro forma statement of operations for the 12-month period ending on such balance sheet date, in each case adjusted to give effect to the Offer and the Merger, the other transactions related thereto and such other adjustments reasonably acceptable the RBCCM;
     • RBCCM having received pro forma forecasts prepared by USRC’s management, giving effect to the Offer and the Merger, of balance sheets, income statements and cash flow statements on a quarterly basis for the two years commencing with the first fiscal quarter of 2010, and on an annual basis commencing with the 2010 fiscal year through the end of the 2016 fiscal year;
     • all amounts due or outstanding in respect of any indebtedness of USRC and its subsidiaries or DCA and its subsidiaries (other than as permitted to remain outstanding) having been (or simultaneously with the closing under the Senior Credit Facilities) paid in full, all commitments (if any) in respect thereof terminated and all guarantees (if any) thereof and security (if any) therefor discharged and released;
     • all material governmental and third party consents and approvals necessary in connection with the Merger or the Senior Credit Facilities having been obtained, the expiration of all applicable waiting periods and no law or regulation being applicable which would, in the reasonable judgment of the Lenders, restrain, prevent or impose materially adverse conditions upon the Merger or the Senior Credit Facilities;
     • RBCCM being satisfied that the ratio of (a) pro forma total indebtedness of USRC and its subsidiaries (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries) on the Closing Date after giving effect to the Offer to (b) pro forma Consolidated Adjusted EBITDA (for the trailing twelve-month period, calculated with adjustments reasonably acceptable to RBCCM) (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries), as at the end of the most recently-ended twelve-month period for which such information is available, is not greater than 4.50:1.0;
     • RBCCM being satisfied that the ratio of (a) pro forma senior secured indebtedness of USRC and its subsidiaries (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries) on the Closing Date after giving effect to the Offer to (b) pro forma Consolidated Adjusted EBITDA (for the trailing twelve-month period, calculated with adjustments reasonably acceptable to RBCCM) (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries), as at the end of the most recently-ended twelve-month period for which such information is available, is not greater than 3.50:1.0; and
     • Since December 31, 2009, there having not been a Closing Date Material Adverse Effect (as such term is defined in the Senior Credit Agreement) and RBCCM having received an officer’s certificate from USRC certifying that that effect.
     Conditions to Subsequent Borrowings. After the initial borrowing, additional borrowings will be available subject to the satisfaction or waiver of a number of conditions, including, without limitation: (a) the accuracy of representations and warranties in all material respects (subject to certain Closing Date exceptions and provided that the materiality qualification shall not apply if such applicable representation and warranty is already qualified by a materiality standard and limited on the Closing Date to certain “specified representations”), (b) after the Closing Date, the absence of defaults or events of default at the time of, and after giving effect to the making of such extension of credit, and (c) the delivery of a borrowing notice.
     Interest Rates and Fees. The interest rates per annum applicable to the Term Loan and Revolver Loan will be as follows:
     • Term Loan — The applicable interest rate will be, at the option of USRC, (i) adjusted LIBOR (with a floor of 1.75%) plus 4.50% per annum, or (ii) ABR (as hereinafter defined) plus 3.50% per annum. “ABR” is defined as the highest of (a) the prime rate announced or established by RBC in the United States for U.S. dollar loans, (b) the Federal Funds Rate plus 0.50% per annum and (c) one-month adjusted LIBOR (with a floor of 1.75%) plus 1.00% per annum.

     • Revolving Loan - The applicable interest rate will be, at the option of USRC, (i) adjusted LIBOR (with a floor of 1.75%) plus 4.50% per annum, or (ii) ABR plus 3.50% per annum; provided, however, that after the delivery of a compliance certificate under the Senior Credit Facilities documentation for the first full fiscal quarter following the Closing Date, such rates will be subject to step-downs pursuant to a pricing grid based on USRC’s Total Leverage Ratio.
     For LIBOR borrowings under the Term Loan and the Revolver Loan, USRC may select interest periods of one, two, three or six months, or any shorter period of time that may be agreed upon.
     Upon and during the continuance of any payment or bankruptcy event of default, the interest rate applicable to overdue amounts on the Term Loan and Revolver Loan will increase by 2.00% per annum above the otherwise applicable rate.
     The fees applicable to the Revolver Loan will include a per annum fee equal to the applicable spread over Adjusted LIBOR under the Revolving Facility in effect from time to time that will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility, payable in arrears at the end of each quarter and upon termination of the Revolving Facility. USRC is also obligated to pay a commitment fee of 0.75% per annum on the average daily unused portion of the Revolving Facility, payable quarterly in arrears with step-downs pursuant to a pricing grid based on Total Leverage Ratio.
     Representations and Warranties; Affirmative Covenants. The Senior Credit Agreement contains customary representations and warranties and affirmative covenants.
     Negative Covenants. The Senior Credit Agreement contains customary negative covenants, subject to customary baskets, carve-outs and qualifications, that restrict certain actions by USRC and its subsidiaries, including limitations on: liens; incurring indebtedness; mergers, liquidations or dissolutions and the sale of assets; declaring dividends and making other distributions and payments (including redemptions and repurchases) in respect to equity interests; making certain capital expenditures (with customary carry-over provisions); participating in transactions with its affiliates; and changes in lines of business.
     Financial Covenants. The Senior Credit Agreement contains customary financial covenants, including total leverage ratio, interest coverage ratio and fixed charge coverage ratio requirements.
     Events of Default. The Senior Credit Agreement contains customary events of defaults.
     A copy of the Senior Credit Agreement is filed herewith as Exhibit (b)(2) to the Schedule TO. Reference is made to such exhibit for a complete description of the terms and conditions of the Senior Credit Agreement, and the foregoing description of such terms and conditions is qualified in its entirety by such exhibit.
     Mezzanine Facility. On May 24, 2010, USRC entered into a credit agreement (the “Mezzanine Credit Agreement”) to be effective on the Mezzanine Closing Date (as defined below), with Royal Bank of Canada, as administrative agent, RBC Capital Markets (“RBCCM”), as lead arranger, and the other lenders named therein (the “Mezzanine Lenders”), that provided for an unsecured term loan credit facility to USRC in the aggregate amount of up to $40.0 million (the “Mezzanine Facility”).
     Availability and Term of Borrowings. Loans under the Mezzanine Facility will be available on the date on which the conditions precedent to borrowings under the Mezzanine Facility, as described below under the sub-paragraph entitled “Conditions to Mezzanine Borrowings”, are satisfied or waived (the “Mezzanine Closing Date”). If the Merger is not consummated on the Mezzanine Closing Date but at least 50.1% of DCA’s common stock have been validly tendered pursuant to the terms of the Offer, then a portion of the proceeds will be distributed with the remainder of funds to be held in escrow until the date of the consummation of the Merger; provided, that such date occurs within 90 days of the Mezzanine Closing Date. Amounts repaid and prepaid under the Mezzanine Facility may not be reborrowed.

     Guarantees: All of USRC’s obligations under the Mezzanine Credit Agreement will be unconditionally guaranteed (the “Mezzanine Guarantees”) by each existing and each subsequently acquired or organized wholly-owned U.S. direct or indirect subsidiary of USRC other than certain immaterial subsidiaries (collectively, the “Mezzanine Guarantors”). USRC and the Guarantors are herein referred to as the “Mezzanine Loan Parties” and, individually, as a “Mezzanine Loan Party.”
     Conditions to Mezzanine Borrowing. The obligations of the Mezzanine Lenders to issue a loan under the Mezzanine Facility are conditioned upon the satisfaction or waiver of a number of conditions, including, without limitation:
     • the delivery of customary legal opinions, evidence of authority and officer’s certificates; good standing certificates for each Mezzanine Loan Party; payment of required fees and expenses; solvency certificate (with respect to USRC and its subsidiaries on a consolidated basis); delivery of an escrow agreement that is reasonably satisfactory in RBC’s judgment; delivery of applicable “know-your-client” and anti money laundering rules and regulations information; and delivery of evidence of insurance;
     • all fees and expenses required to be paid under the Mezzanine Credit Agreement and invoiced prior the Closing Date having been paid in full in cash prior to the Mezzanine Closing Date or, will be paid from the proceeds from the borrowings under the Mezzanine Facility on the Mezzanine Closing Date;
     • the Equity Contribution (as such term is defined in the Mezzanine Credit Agreement) having been consummated;
     • the Offer having been consummated and more than 50% of DCA’s common stock having been validly tendered pursuant to the terms and conditions of the Offer;
     • USRC having obtained the proceeds contemplated by the Term Facility;
     • RBC having received (i) audited consolidated financial statements of DCA and its subsidiaries for the most-recently ended fiscal year for which such audited statements are available, and unaudited consolidated financial statements of DCA and its subsidiaries for any interim quarterly periods that have ended since the most recent date of such audited financial statements and at least 45 days prior to the Mezzanine Closing Date, in each case calculated in accordance with GAAP; and (ii) a pro forma consolidated balance sheet of USRC as of the date of the most recent consolidated balance sheet delivered pursuant to the preceding paragraph and a pro forma statement of operations for the 12-month period ending on such balance sheet date, in each case adjusted to give effect to the Offer and the Merger, the other transactions related thereto and such other adjustments reasonably acceptable the RBCCM;
     • RBCCM having received pro forma forecasts prepared by USRC’s management, giving effect to the Offer and the Merger, of balance sheets, income statements and cash flow statements on a quarterly basis for the two years commencing with the first fiscal quarter of 2010, and on an annual basis commencing with the 2010 fiscal year through the end of the 2016 fiscal year;
     • all amounts due or outstanding in respect of any indebtedness of USRC and its subsidiaries or DCA and its subsidiaries (other than as permitted to remain outstanding) having been (or simultaneously with the closing under the Mezzanine Facility) paid in full, all commitments (if any) in respect thereof terminated and all guarantees (if any) thereof and security (if any) therefor discharged and released;
     • the ratio of (a) pro forma total indebtedness of USRC and its subsidiaries (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries) on the Mezzanine Closing Date after giving effect to the Offer to (b) pro forma Consolidated Adjusted EBITDA (for the trailing twelve-month period, calculated with adjustments reasonably acceptable to RBCCM) (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries), as at the end of the most recently-ended twelve-month period for which such information is available, is not greater than 4.50:1.0;

     • the ratio of (a) pro forma senior secured indebtedness of USRC and its subsidiaries (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries) on the Mezzanine Closing Date after giving effect to the Offer to (b) pro forma Consolidated Adjusted EBITDA (for the trailing twelve-month period, calculated with adjustments reasonably acceptable to RBCCM) (calculated both inclusive of DCA and its subsidiaries and exclusive of DCA and its subsidiaries), as at the end of the most recently-ended twelve-month period for which such information is available, is not greater than 3.50:1.0;
     • RBC being satisfied that all material governmental and third party consents and approvals necessary in connection with the Equity Contribution, the Offer, the Merger, the funding of any borrowings under the Mezzanine Facility and the Senior Credit Facilities and related transactions in connection therewith having been obtained; and
     • Since December 31, 2009, there having not been a Closing Date Material Adverse Effect (as such term is defined in the Mezzanine Credit Agreement) and RBCCM having received an officer’s certificate from USRC certifying that that effect.
     Interest Rate. The interest rate applicable to loans under the Mezzanine Facility is set at 13.25% per annum (of which 2% is payable in-kind).
     Upon and during the continuance of any event of default, the applicable interest rate under the Mezzanine Facility will increase by 2.00% per annum (payable in-kind) above the otherwise applicable rate.
     Representations and Warranties; Affirmative Covenants. The Mezzanine Credit Agreement contains customary representations and warranties and affirmative covenants.
     Negative Covenants. The Mezzanine Credit Agreement contains customary negative covenants, that restrict certain actions by USRC and its subsidiaries, including limitations on: liens; incurring indebtedness; mergers, liquidations or dissolutions and the sale of assets; declaring dividends and making other distributions and payments (including redemptions and repurchases) in respect to equity interests; making certain capital expenditures (with customary carry-over provisions); participating in transactions with its affiliates; and changes in lines of business.
     Events of Default. The Mezzanine Credit Agreement contains customary events of defaults.
     A copy of the Mezzanine Credit Agreement is filed herewith as Exhibit (b)(3) to the Schedule TO. Reference is made to such exhibit for a complete description of the terms and conditions of the Mezzanine Credit Agreement, and the foregoing description of such terms and conditions is qualified in its entirety by such exhibit.
     It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by USRC.
     No alternative financing arrangements are in place at this time.
     ITEM 12. EXHIBITS
     Item 12 of the Schedule TO is hereby amended and supplemented as follows:
     (a)(11) Press release issued by U.S. Renal Care, Inc. on May 25, 2010.
     (b)(2) Credit Agreement dated May 24, 2010 among U.S. Renal Care, Inc., the lenders parties thereto, Royal Bank of Canada, as Administrative Agent and Collateral Agent, RBC Capital Markets, as Lead Arranger, Bank of America, N.A., as Syndication Agent and General Electric Capital Corporation, as Documentation Agent.
     (b)(3) Credit Agreement dated May 24, 2010 among U.S. Renal Care, Inc., the lenders parties thereto, Royal Bank of Canada, as Administrative Agent and RBC Capital Markets, as Lead Arranger.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

U.S. RENAL CARE, INC.

By:	/s/ Thomas L. Weinberg

Name:	Thomas L. Weinberg
Title:	Senior Vice President and General Counsel

URCHIN MERGER SUB, INC.

By:	/s/ Thomas L. Weinberg

Name:	Thomas L. Weinberg
Title:	Vice President
Dated: May 25, 2010

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Offer to Purchase, dated April 22, 2010*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Notice of Guaranteed Delivery*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(6)	Internal Revenue Service Form W-9*

(a)(7)	Joint Press Release issued by U.S. Renal Care, Inc. and Dialysis Corporation of America, dated April 14, 2010 (incorporated by reference to the Schedule TO-C filed by U.S. Renal Care, Inc. with the Securities and Exchange Commission on April 14, 2010)

(a)(8)	Summary Newspaper Advertisement published in The New York Times on April 22, 2010*

(a)(9)	Complaint captioned Francis Myskowsky, et al. v. Dialysis Corporation of America, et al filed on April 30, 2010, in the Maryland Circuit Court located in Anne Arundel County*

(a)(10)	Press release issued by U.S. Renal Care, Inc. on May 13, 2010*

(a)(11)	Press release issued by U.S. Renal Care, Inc. on May 25, 2010

(b)(1)	Debt Commitment Letter, dated as of April 13, 2010, by and between U.S. Renal Care, Inc. and Royal Bank of Canada*

(b)(2)	Credit Agreement dated May 24, 2010 among U.S. Renal Care, Inc., the lenders parties thereto, Royal Bank of Canada, as Administrative Agent and Collateral Agent, RBC Capital Markets, as Lead Arranger, Bank of America, N.A., as Syndication Agent and General Electric Capital Corporation, as Documentation Agent

(b)(3)	Credit Agreement dated May 24, 2010 among U.S. Renal Care, Inc., the lenders parties thereto, Royal Bank of Canada, as Administrative Agent and RBC Capital Markets, as Lead Arranger

(d)(1)	Agreement and Plan of Merger, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and Dialysis Corporation of America*

(d)(2)	Form of Tender and Voting Agreement, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., Dialysis Corporation of America and each of the following: Robert W. Trause, Kenneth J. Bock, Joanne Zimmerman, Stephen W. Everett, Daniel R. Ouzts, Andrew J. Jeanneret, Peter D. Fischbein, Thomas K. Langbein, and Thomas P. Carey*

(d)(3)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas K. Langbein*

(d)(4)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas P. Carey*

(d)(5)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Stephen W. Everett*

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO.